EXHIBIT 15.2

LETTER TO THE COMMISSION OF FORMER PRINCIPAL ACCOUNTANT

MCGOVERN, HURLEY, CUNNINGHAM, LLP

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

RE:

KISKA METALS CORPORATION

AMENDED TRANSITION REPORT ON FORM 20-F/A-2

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dear Sir/Madam:

We have reviewed a copy of the disclosures that Kiska Metals Corporation (the “Registrant”) is making in response to Item 16F: Change in Registrant’s Certifying Accountant contained in the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period from February 1, 2009 to December 31, 2009.

We agree with the statements made by the Registrant in response to Item 16F(a) of the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period from February 1, 2009 to December 31, 2009.

We consent to the filing of this letter as an exhibit to the Registrant’s Amended Transition Report on Form 20-F/A-2 for the transition period from February 1, 2009 to December 31, 2009.

/s/ McGovern, Hurley, Cunningham, LLP

Chartered Accountants

Licensed Public Accountants

Former Principal Accountant of Kiska Metals Corporation

February 3, 2011

Toronto, Ontario

Canada